Exhibit 99.3

Brookfield Renewable

Partners L.P.
Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis for the three months ended March 31, 2019 is provided as of May 2, 2019. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART 8 – Presentation to Stakeholders and Performance Measurement”. Brookfield Renewable’s non-controlling interests include preferred equity consisting of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“Class A Preference Shares”). Brookfield Renewable Partners L.P. has also issued capital of preferred limited partnership units (“Preferred Units”).

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “PART 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q1 2019 Highlights	2	PART 5 – Liquidity and Capital Resources
		Capitalization and available liquidity	19
PART 2 – Financial Performance Review on		Borrowings	20
Consolidated Information	5	Consolidated statements of cash flows	21
		Shares and units outstanding	23
PART 3 – Additional Consolidated Financial		Dividends and distributions	24
Information		Contractual obligations	24
Property, plant and equipment	6	Off-statement of financial position arrangements	24
Related party transactions	6
Equity	7	PART 6 - Selected Quarterly Information
		Summary of historical quarterly results	25
PART 4 – Financial Performance Review on
Proportionate Information		PART 7 - Critical Estimates, Accounting
Proportionate Results for the three months		Policies and Internal Controls	26
ended March 31	9
Reconciliation of non-IFRS measures	14	PART 8 - Presentation to Stakeholders and	29
Contract profile	17	Performance Measurement

		PART 9 - Cautionary Statements	32

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Management's Discussion and Analysis and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 9 – Cautionary Statements”. We make use of non-IFRS measures in this Management's Discussion and Analysis - see “PART 9 – Cautionary Statements”. This Management's Discussion and Analysis, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 1 –  Q1 2019 HIGHLIGHTS

THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018
Operational information
Capacity (MW)	17,438	16,308
Total generation (GWh)
Long-term average generation	13,761	12,852
Actual generation	14,125	12,880
Proportionate generation (GWh)
Long-term average generation	6,776	6,351
Actual generation	7,246	6,694
Average revenue ($ per MWh)	76	75
Selected financial information(1)
Net income attributable to Unitholders	$43	$8
Basic income per LP Unit	0.14	0.03
Consolidated Adjusted EBITDA(2)	652	582
Proportionate Adjusted EBITDA(2)	395	351
Funds From Operations(2)	227	193
Funds From Operations per Unit(1)(2)	0.73	0.62
Distribution per LP Unit	0.515	0.49

(1)        For the three months ended March 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.1 million (2018: 312.7 million).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “PART 4 – Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 9 – Cautionary Statements”.

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018
Liquidity and Capital Resources
Available liquidity	$2,311	$1,974
Debt to capitalization - Corporate	15%	15%
Debt to capitalization - Consolidated	32%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	80%	75%
Floating rate debt exposure on a proportionate basis(1)	7%	7%
Corporate borrowings
Average debt term to maturity	6 years	7 years
Average interest rate	4.4%	4.4%
Subsidiary borrowings on a proportionate basis(2)
Average debt term to maturity	10 years	10 years
Average interest rate	5.4%	5.4%

(3)        Excludes 5% floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

(4)        Includes non-recourse borrowings put in place after March 31, 2019.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

Operations

Funds From Operations increased 18% to $227 million or $0.73 on a per Unit basis, supported by contributions from acquisitions and recently commissioned facilities and the advancement of organic growth initiatives.

•         Relatively higher realized prices on the back of our commercial and re-contracting initiatives

•         Higher margins due to the benefit from our cost-reduction initiatives in the United States and Colombia

•         Marginally higher same-store generation versus the prior year as both periods benefitted from above average generation (7% and 5% above LTA, respectively)

Distributions of $0.515 per LP Unit in the first quarter of 2019 represents an increase of 5% over the prior period.

Net income attributable to Unitholders increased $35 million compared to the prior period due primarily to the above noted increase in Funds From Operations. Basic net income of $0.14 per LP Unit increased from $0.03 per LP Unit in the prior period primarily due to the increases mentioned above.

Continued to focus on extending our contract profile.

•         In Colombia, we contracted ~1,118 GWh/year, including individual contracts with up to ten years in duration

•         In Brazil, we contracted ~404 GWh/year with high quality counterparties, including a contract to become the exclusive power supplier to one of Brazil’s largest telecommunications company

Liquidity and Capital Resources

Continued to maintain a strong balance sheet.

•         Available liquidity of approximately $2.3 billion at March 31, 2019 and a well-laddered debt maturity profile with no material debt maturities in the next four years and average project debt duration of ten years

Accessed diverse sources of capital during the quarter to generate over $400 million of liquidity.

•         Issued C$175 million of Preferred Units at a coupon rate of 5.75%

•         Executed on the sale of an additional 25% interest in a portfolio of select Canadian hydroelectric assets

Growth and Development

In March 2019, we agreed to invest C$750 million in 7% convertible securities of TransAlta Corporation (“TransAlta”). The investment will occur in two tranches; C$350 million was funded at initial closing on May 1, 2019, and C$400 million will be funded in October 2020. The convertible securities provide us with the option to convert into an up to 49% interest in TransAlta’s 813 megawatt hydroelectric portfolio in Alberta, Canada between 2025 and 2028, based on a multiple of 13 times the average annual EBITDA over the three years prior to conversion. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%. This investment will be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Subsequent to quarter-end, we entered into an agreement to acquire two wind farms in India totalling 210 MW for $70 million, subject to customary closing conditions. This investment will be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

Continued to progress our development pipeline.

•         Commissioned a 19 MW hydroelectric facility in Brazil that is expected to contribute annualized Funds From Operations net to Brookfield Renewable of $2 million

•         Continued to advance the construction of 134 MW of hydroelectric, wind, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate annualized Funds From Operations net to Brookfield Renewable of $13 million

•         Progressed our construction-ready and advanced stage pipeline

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$825	$793
Other income	8	9
Direct operating costs	(254)	(256)
Management service costs	(21)	(21)
Interest expense – borrowings	(173)	(180)
Share of earnings from equity-accounted investments	32	-
Depreciation	(200)	(213)
Current income tax expense	(24)	(7)
Deferred income tax expense	(20)	(9)
Net income attributable to Unitholders	$43	$8
	Average FX rates to USD
C$	1.33	1.26
	€0.88	0.81
R$	3.77	3.24
COP	3,137	2,859

Variance Analysis For The Three Months Ended March 31, 2019

Revenues totaling $825 million for the three months ended March 31, 2019 represent an increase of $32 million over the prior year. We realized higher average pricing on the back of our commercial and re-contracting initiatives and higher market prices on our uncontracted volume in Colombia where we benefitted from our strategy to store water in 2018 in anticipation of higher prices during the dry season, which in total contributed $48 million to revenues. Generation on a same-store basis was 593 GWh above the prior year, primarily due to strong hydrology conditions in the United States, which contributed $18 million to revenues. The impact of recently acquired assets in Europe and recently commissioned facilities in Brazil contributed $7 million of revenues relative to the prior period.

The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais, reduced revenues by approximately $41 million, which was partially offset by a favorable foreign exchange impact on our operating and depreciation expense for the quarter.

Direct operating costs totaling $254 million represent a decrease of $2 million over the prior year driven by cost-savings realized in the quarter across our United States and Colombia hydroelectric businesses and the above noted impact of foreign exchange, partially offset by the impact of inflation.

Share of earnings from equity-accounted investments totaling $32 million represent an increase of $32 million over the prior year driven by the growth in the portfolio from our increased investment in TerraForm Power.

Management service costs totaling $21 million were consistent with the prior period.

Current income tax expense of $24 million represents an increase of $17 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.

Net income attributable to Unitholders was $43 million compared to net income attributable to Unitholders of $8 million for the three months ended March 31, 2018.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Assets held for sale	$915	$920
Current assets	2,006	1,961
Equity-accounted investments	1,601	1,569
Property, plant and equipment	29,252	29,025
Total assets	34,481	34,103

Liabilities directly associated with assets held for sale	525	533
Corporate borrowings	1,668	2,334
Non-recourse borrowings	8,425	8,384
Deferred income tax liabilities	4,219	4,140
Total liabilities and equity	34,481	34,103

Property, plant and equipment

Property, plant and equipment totaled $29.3 billion as at March 31, 2019 compared to $29.0 billion as at December 31, 2018. The $227 million increase was primarily attributable to the adoption of the IFRS 16 Leases standard on January 1, 2019 which resulted in the recognition of a $145 million right-of-use asset presented as part of Property, plant and equipment and the strengthening of the Canadian dollar and Colombian peso relative to the United States dollar. The above noted increases were partially offset by the depreciation expense associated with Property, plant and equipment for the period.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefitted during the period from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 – Related Party Transactions in our 2018 annual audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

(“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the first quarter of 2019 there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management placed funds on deposit with Brookfield Renewable during the first quarter of 2019 in the amount of $600 million, of which $245 million was repaid. The interest expense on the deposit for the three months ended March 31, 2019 totaled $3 million (2018: $3 million). Subsequent to March 31, 2019, Brookfield Renewable repaid the outstanding $355 million funds on deposit from Brookfield Asset Management.

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2019	2018
Revenues
Power purchase and revenue agreements	$159	$140
Wind levelization agreement	1	1
	$160	$141
Direct operating costs
Energy purchases	$(3)	$(2)
Energy marketing fee	(6)	(6)
Insurance services(1)	(7)	(6)
	$(16)	$(14)
Interest expense - borrowings	$(3)	$(2)
Management service costs	$(21)	$(21)

(1)           Insurance services are paid to a subsidiary of Brookfield Asset Management that contracts external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2019 were less than $1 million (2018: less than $1 million)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $13 million were declared during the three months ended March 31, 2019 (2018: $11 million).

Preferred limited partners’ equity

In March 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”),

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.

The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2019, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

During the three months ended March 31, 2019, Brookfield Renewable issued 50,499 LP Units (2018: 84,629 LP Units) under the distribution reinvestment plan at a total cost of $2 million (2018: $3 million).

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. During the three months ended March 31, 2019, Brookfield Renewable had repurchased and cancelled 20,000 LP Units (2018: 8,700 LP units) at a total cost of $1 million (2018: less than $1 million).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED March 31

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	3,849	3,765	3,300	3,439	$262	$261	$195	$191	$152	$146	$67	$67
Brazil	1,090	1,038	980	957	65	69	49	51	40	41	17	1
Colombia	765	768	844	844	62	53	38	31	26	21	20	12
	5,704	5,571	5,124	5,240	389	383	282	273	218	208	104	80
Wind
North America	850	645	960	697	63	54	48	41	29	26	4	(6)
Europe	274	165	308	155	28	17	20	11	17	8	11	(1)
Brazil	106	103	151	118	7	8	5	5	2	3	(3)	(1)
Asia	39	32	38	34	2	2	1	1	1	-	(1)	(1)
	1,269	945	1,457	1,004	100	81	74	58	49	37	11	(9)
Solar	199	115	195	107	38	18	32	16	18	10	9	(2)
Storage & Other	74	63	-	-	24	17	11	9	7	5	-	(12)
Corporate	-	-	-	-	-	-	(4)	(5)	(65)	(67)	(81)	(49)
Total	7,246	6,694	6,776	6,351	$551	$499	$395	$351	$227	$193	$43	$8

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	5,124	5,240
Generation (GWh) – actual	5,704	5,571
Revenue	$389	$383
Other income	2	2
Direct operating costs	(109)	(112)
Adjusted EBITDA	282	273
Interest expense	(55)	(61)
Current income taxes	(9)	(4)
Funds From Operations	$218	$208
Depreciation	(82)	(100)
Deferred taxes and other	(32)	(28)
Net income	$104	$80

The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	2,613	2,343	$69	$70	$126	$113	$98	$85	$39	$33
Canada	1,236	1,422	67	68	69	78	54	61	28	34
	3,849	3,765	68	69	195	191	152	146	67	67
Brazil	1,090	1,038	59	66	49	51	40	41	17	1
Colombia	765	768	81	69	38	31	26	21	20	12
Total	5,704	5,571	$68	$69	$282	$273	$218	$208	$104	$80

North America

Funds From Operations at our North American business were $152 million versus $146 million in the prior year due to marginally higher generation as both periods benefitted from above average generation (17% and 9% above long-term average, respectively). Average revenue per MWh was down marginally from prior year as the benefit of inflation indexation of our contracts was offset by weaker market prices across the U.S. Northeast due to unseasonably warm weather. Funds From Operations and generation were also impacted by the partial sale of certain of our Canadian assets – $7 million and 164 GWh, respectively. We also benefitted from our cost-reduction initiatives.

Net income attributable to Unitholders was in line with the prior year.

Brazil

Funds From Operations at our Brazilian business were $40 million versus $41 million in the prior year. On a local currency basis, Funds From Operations increased by 14% due to higher realized prices driven by higher contracted pricing as a result of inflation indexation of our contracts and favorable market pricing on our uncontracted volumes and the contribution from our recently commissioned facilities. These benefits were offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

Net income attributable to Unitholders increased by $16 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to an increase in the estimated useful lives of our assets.

Colombia

Funds From Operations at our Colombian business were $26 million versus $21 million in the prior year due to our cost-reduction initiatives and a 17% increase in average revenue per MWh as a result of inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes – where we benefitted from our strategy to store water in 2018 in anticipation of the dry season in early 2019.

Net income attributable to Unitholders increased by $8 million over the prior year due primarily to the above noted increase in Funds From Operations.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	1,457	1,004
Generation (GWh) – actual	1,269	945
Revenue	$100	$81
Other income	2	1
Direct operating costs	(28)	(24)
Adjusted EBITDA	74	58
Interest expense	(24)	(20)
Current income taxes	(1)	(1)
Funds From Operations	$49	$37
Depreciation	(55)	(39)
Deferred taxes and other	17	(7)
Net (loss) income	$11	$(9)

The following table presents our proportionate results by geography for wind operations for the three months ended March 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	522	277	$63	$72	$22	$12	$9	$4	$2	$(8)
Canada	328	368	91	93	26	29	20	22	2	2
	850	645	74	84	48	41	29	26	4	(6)
Europe	274	165	104	103	20	11	17	8	11	(1)
Brazil	106	103	69	78	5	5	2	3	(3)	(1)
Asia	39	32	51	63	1	1	1	-	(1)	(1)
Total	1,269	945	$80	$86	$74	$58	$49	$37	$11	$(9)

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

North America

Funds From Operations at our North American business were $29 million versus $26 million in the prior year as the growth in the portfolio from our increased investment in TerraForm Power was partially offset by lower wind resource at our Canadian wind facilities.

Net income attributable to Unitholders increased by $10 million over the prior year due primarily to the above noted increase in Funds From Operations.

Europe

Funds From Operations at our European business were $17 million versus $8 million in the prior year driven by the contribution from growth benefiting our portfolio during 2018 following TerraForm Power’s acquisition of Saeta Yield and commissioning of development projects – $9 million of Funds From Operations and 127 GWh of generation. On a same-store basis FFO was in line with prior year.

Net income attributable to Unitholders increased by $12 million over the prior year due primarily to the above noted increase in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $2 million versus $3 million in the prior year as strong local currency results from improved generation (3% above the prior year) and inflation indexation of our contracts were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net losses attributable to Unitholders were $2 million higher than the prior year due primarily to the above noted decrease in Funds From Operations.

Asia

Funds From Operations and Net loss attributable to Unitholders at our Asian business were $1 million and $1 million, respectively, as our portfolio continued to perform in line with expectations.

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	195	107
Generation (GWh) – actual	199	115
Revenue	$38	$18
Other income	1	2
Direct operating costs	(7)	(4)
Adjusted EBITDA	32	16
Interest expense	(14)	(6)
Funds From Operations	$18	$10
Depreciation	(13)	(6)
Deferred taxes and other	4	(6)
Net income (loss)	$9	$(2)

Funds From Operations and Net Income attributable to Unitholders from our solar business were $18 million and $9 million, respectively. The business is operating in line with expectations following our investments in TerraForm Power and TerraForm Global. Generation was in line with LTA.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	74	63
Revenue	$24	$17
Direct operating costs	(13)	(8)
Adjusted EBITDA	11	9
Interest expense	(4)	(4)
Funds From Operations	$7	$5
Depreciation	(6)	(6)
Deferred taxes and other	(1)	(11)
Net income	$-	$(12)

Funds From Operations and Net income attributable to Unitholders at our pumped storage and biomass businesses were $7 million and $nil, respectively. The increase to Funds From Operations of $2 million is primarily due to improved performance at our pumped storage facility in New England supported by higher capacity pricing.

CORPORATE

The following table presents our results for corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$2	$1
Direct operating costs	(6)	(6)
Adjusted EBITDA	(4)	(5)
Management service costs	(21)	(21)
Interest expense	(24)	(25)
Distributions on Preferred LP Units and Shares	(16)	(16)
Funds From Operations	$(65)	$(67)
Deferred taxes and other	(16)	18
Net (loss)	$(81)	$(49)

Management service costs totaling $21 million were consistent with the prior year.

Interest expense decreased $1 million compared to the prior year due to lower draws on our corporate credit facilities as they were repaid with proceeds from our capital recycling initiatives.

Distributions attributable to Preferred LP Units and Shares were consistent compared to the prior year as the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019 was offset by the weakening of the Canadian dollar versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2019:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	262	65	62	63	28	7	2	38	24	-	551	(91)	365	825
Other income	1	1	-	2	-	-	-	1	-	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	-	257
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(41)	(6)	(8)	(19)	(3)	(2)	-	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	-	-	(1)	-	-	-	-	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(25)	(4)	(29)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	-	-
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and
unrealized financial instruments gain (loss)	2	(1)	-	-	(1)	(1)	-	-	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax recovery (expense)	(17)	1	(2)	16	5	-	(1)	16	-	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	-	-	-	(12)	-	(5)	(33)	13	18	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	68	68
Net income (loss) attributable to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	-	(81)	43	-	-	43

(1)               Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Foreign exchange and
unrealized financial instrument gain (loss)	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	3	8
Deferred income tax recovery (expense)	(14)	-	(1)	(6)	-	-	-	(1)	-	15	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(17)	(44)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(2)	67	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(49)	8	-	-	8

(1)               Share of earnings from equity-accounted investments of nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

The following table reconciles net income attributable to Unitholders and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$25	$5	$0.14	$0.03
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	18	3	-	-
Net income attributable to Unitholders	$43	$8	$0.14	$0.03
Adjusted for proportionate share of:
Depreciation	157	151	0.50	0.49
Foreign exchange and
unrealized financial instruments loss (gain)	18	(5)	0.06	(0.02)
Deferred income tax (recovery) expense	(24)	7	(0.08)	0.02
Other	33	32	0.11	0.10
Funds From Operations	$227	$193	$0.73	$0.62
Weighted average Units outstanding(1)			311.1	312.7

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because renewables are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium- to long-term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a proportionate contracted profile of approximately 85% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years (on a proportionate basis).

(GWh, except as noted)	Balance of 2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	4,816	7,226	5,159	4,446	4,445
Canada(1)	2,744	3,437	2,199	2,152	2,074
	7,560	10,663	7,358	6,598	6,519
Wind
North America
United States	1,468	1,943	1,867	1,861	1,862
Canada	922	1,269	1,269	1,269	1,269
	2,390	3,212	3,136	3,130	3,131
Europe	665	901	894	888	880
Asia(2)	200	257	257	257	257
	3,255	4,370	4,287	4,275	4,268
Solar(2)	735	901	901	901	901
Contracted on a proportionate basis	11,550	15,934	12,546	11,774	11,688
Uncontracted on a proportionate basis	1,770	2,156	5,544	6,316	6,402
	13,320	18,090	18,090	18,090	18,090

Contracted generation as a % of
total generation on a proportionate basis	87%	88%	69%	65%	65%
Price per MWh - total generation on a
proportionate basis	$80	$80	$89	$92	$93

(1)               Includes generation of 1,436 GWh for 2019 and 2,440 GWh for 2020 secured under financial contracts.

(2)               Includes the proportionate contracted generation of eleven solar facilities (74 GWh) and one wind facility (16 GWh) that are classified as Assets held for sale.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 10 years in Brazil, 3 years in Colombia, 12 years in Europe and 17 years across our remaining jurisdictions.

In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.

In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (25%), industrial users (20%) and Brookfield (18%).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no maintenance covenants. On a consolidated basis, almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 85% of debt is non-recourse.

The following table summarizes our capitalization:

	Corporate		Consolidated
	Mar 31	Dec 31	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Corporate credit facility(1)(2)	$381	$727	$381	$727
Debt
Medium term notes(3)	1,642	1,607	1,642	1,607
Non-recourse borrowings	-	-	8,425	8,384
	1,642	1,607	10,067	9,991
Deferred income tax liabilities, net(4)	-	-	4,121	4,049
Equity
Non-controlling interest	-	-	8,456	8,129
Preferred equity	580	568	580	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,729	7,802	7,729	7,802
Total capitalization	$10,784	$10,684	$31,786	$31,246
Debt to total capitalization(2)	15%	15%	32%	32%

(1)        As at March 31, 2019, includes $355 million (December 31, 2018: $nil) on deposit from Brookfield.

(2)        Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(3)        Medium term notes are unsecured and guaranteed by Brookfield Renewable.

(4)        Deferred income tax liabilities less deferred income tax assets.

Available liquidity

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Brookfield Renewable's share of cash and cash equivalents	$181	$169
Investments in equity securities	138	117
Corporate credit facilities
Authorized credit facilities(1)	2,100	2,100
Draws on credit facilities(2)	(381)	(721)
Authorized letter of credit facilities	300	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	1,793	1,470
Available portion of subsidiary credit facilities on a proportionate basis	199	218
Available liquidity	$2,311	$1,974

(1)          Amounts are guaranteed by Brookfield Renewable.

(2)          As at March 31, 2019, includes $355 million (December 31, 2018: $nil) on deposit from Brookfield.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Mar 31, 2019			Dec 31, 2018
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS, EXCEPT AS NOTED)	rate (%)	(years)	Total	rate (%)	(years)	Total
Corporate borrowings
Medium term notes	4.4	6.3	$1,648	4.4	6.5	$1,613
Credit facilities	3.1	4.3	26	3.3	4.4	727
Proportionate non-recourse borrowings
Hydroelectric	5.8	9.2	3,519	5.8	9.4	3,640
Wind(1)	4.6	9.4	1,775	4.7	9.6	1,786
Solar(1)	5.2	10.5	1,010	5.2	10.9	1,022
Storage and other	5.5	5.8	248	5.4	6.0	249
	5.5	9.3	6,552	5.4	9.5	6,697
			$8,226			$9,037
Proportionate unamortized financing
fees, net of unamortized premiums			(54)			(48)
			8,172			8,989
Equity-accounted borrowings			(1,977)			(1,972)
Non-controlling interests			3,898			3,701
As per IFRS Statements			$10,093			$10,718

(1)              Excludes $59 million of proportionate debt associated with our portfolios in South Africa and Malaysia that are classified as held for sale as at March 31, 2019 (2018: $60 million).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2019:

(MILLIONS)	Balance of 2019	2020	2021	2022	2023	Thereafter	Total
Debt principal repayments
Corporate borrowings	-	337	-	300	26	1,011	1,674
Non-recourse borrowings
Credit facilities	-	-	8	-	123	-	131
Hydro	44	356	13	177	448	1,684	2,722
Wind	-	-	-	96	42	286	424
Solar	-	-	-	53	47	221	321
Storage and other	-	-	59	-	-	160	219
	44	356	80	326	660	2,351	3,817
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	62	41	55	59	56	524	797
Wind	92	105	107	105	165	712	1,286
Solar	39	37	39	41	104	363	623
Storage and other	11	3	3	3	4	5	29
	204	186	204	208	329	1,604	2,735
Total	248	879	284	834	1,015	4,966	8,226

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the unaudited interim consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2019	2018
Cash flow provided by (used in):
Operating activities	$367	$300
Financing activities	(284)	(595)
Investing activities	(79)	(104)
Foreign exchange gain on cash	-	4
Increase (decrease) in cash and cash equivalents	$4	$(395)

Operating Activities

Cash flows provided by operating activities totaled $367 million for the first quarter 2019, compared to $300 million in the prior period. The $67 million increase in cash flows provided by operating activities was driven primarily by the strong performance of our businesses in the current period as reflected by our higher net income and Funds From Operations relative to the prior period.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018
Trade receivables and other current assets	$6	$1
Accounts payable and accrued liabilities	(9)	(42)
Other assets and liabilities	(27)	9
	$(30)	$(32)

Financing Activities

Cash flows used in financing activities totaled $284 million for the first quarter as the proceeds raised from the issuance of the C$175 million Series 15 Preferred Units ($126 million, net of transaction fees) and proceeds from the sale of a 25% interest in a select portfolio of Canadian hydroelectric assets were offset by repayments of borrowings, primarily our corporate credit facility, and the distributions noted below.

We increased our distributions to $2.06 per LP Unit on an annualized basis, an increase of 10 cents per LP Unit which took effect in the first quarter of 2019.

For the three months ended March 31, 2019, distributions paid to unitholders of Brookfield Renewable or BRELP were $171 million (2018: $160 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $149 million (2018: $191 million).

Investing Activities

Cash flows used in investing activities for the first quarter of 2019 totaled $79 million. Our investments in the development of power generating assets and sustaining capital expenditures totaled $29 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Mar 31, 2019	Dec 31, 2018
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of period/year	44,885,496	37,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	50,499	289,641
Repurchase for cancellation	(20,000)	(1,856,798)
Balance, end of period/year	178,851,703	178,821,204

Total LP Units on a fully-exchanged basis(3)	308,510,326	308,479,827

(1)          Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)          Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)          The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

DIVIDENDS AND DISTRIBUTIONS

The following table summarizes the dividends and distributions declared and paid for the three months ended March 31:

	Declared		Paid
(MILLIONS)	2019	2018	2019	2018
Class A Preference Shares	$6	$7	$6	$7
Preferred Units	$10	$9	$9	$8
Participating non-controlling
interests - in operating subsidiaries	$134	$176	$134	$176

GP Interest and incentive distributions	$15	$12	$13	$11
Redeemable/Exchangeable Partnership Units	$68	$64	$67	$64
LP Units	$93	$90	$91	$85

Contractual obligations

Please see Note 16 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•         Guarantees – Nature of all the indemnification undertakings.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2019, letters of credit issued from the corporate letter of credit facilities amounted to $226 million (2018: $186 million).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2019	2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) - LTA	13,761	13,485	12,113	13,521	12,852	12,198	9,098	10,674
Total Generation (GWh) - actual	14,125	14,445	11,609	13,122	12,880	11,913	9,370	11,618
Proportionate Generation (GWh) - LTA	6,776	6,602	5,956	6,935	6,351	6,030	5,053	6,277
Proportionate Generation (GWh) - actual	7,246	7,052	5,552	6,455	6,694	5,890	5,198	6,719
Revenues	$825	$780	$674	$735	$793	$657	$608	$683
Net income (loss) attributable
to Unitholders	43	91	(55)	(2)	8	(67)	(43)	38
Basic earnings (loss) per LP Unit	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13
Consolidated Adjusted EBITDA	652	604	494	543	582	454	381	460
Proportionate Adjusted EBITDA	395	371	277	324	351	296	232	312
Funds From Operations	227	206	105	172	193	143	91	181
Funds From Operations per Unit	0.73	0.66	0.33	0.55	0.62	0.46	0.29	0.61
Distribution per LP Unit	0.515	0.490	0.490	0.490	0.490	0.468	0.468	0.468

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2018 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

(i)      IFRS 3 – Business Combinations

In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identifies assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to the Brookfield Renewable’s accounting policy.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

(ii)      IFRS 16 – Leases

On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Definition of a lease

Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).

On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•         Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•         Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on financial statements

On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.

When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

Future changes in accounting policies

There are currently no future changes to IFRS with potential impact on Brookfield Renewable.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

Brookfield Renewable entered into an agreement to acquire two wind farms in India totalling 210 MW for $70 million, subject to customary closing conditions. This investment is expected to be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects over a period of 14 to 20 years.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of the Colombian operations and a portfolio of select Canadian hydroelectric assets. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”  and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•         The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•         Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

PART 9 – CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, due to climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Management's Discussion and Analysis contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.

A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                            March 31, 2019

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred Units – Series 5)

TSX:    BEP.PR.G (Preferred Units – Series 7)

TSX:    BEP.PR.I (Preferred Units – Series 9)

TSX:    BEP.PR.K (Preferred Units – Series 11)

TSX:    BEP.PR.M (Preferred Units – Series 13)

TSX:    BEP.PR.O (Preferred Units – Series 15)

TSX:    BRF.PR.A (Preference Shares – Series 1)

TSX:    BRF.PR.B (Preference Shares – Series 2)

TSX:    BRF.PR.C (Preference Shares – Series 3)

TSX:    BRF.PR.E (Preference Shares – Series 5)

TSX:    BRF.PR.F (Preference Shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN